

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number 1-09623


RECD S.E.C.
JUN 3 0 2003
1086

IVAX CORPORATION
EMPLOYEE SAVINGS PLAN
(Full Title of the Plan)

IVAX CORPORATION
4400 Biscayne Boulevard, Miami, Florida 33137
(Name and principal executive offices of the issuer
of the securities held pursuant to the Plan)


PROCESSED
JUL 02 2003
THOMSON
FINANCIAL

CR

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IVAX CORPORATION EMPLOYEE
SAVINGS PLAN

By: IVAX CORPORATION,
PLAN ADMINISTRATOR



Date: June 27, 2003

By: ______________________
Thomas E. Beier, Senior Vice President-
Finance and Chief Financial Officer

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

IVAX Corporation Employee Savings Plan

As of December 31, 2002 and 2001 and for the year ended December 31, 2002
with Report of Independent Certified Public Accountants

DOCUMENT NAME: IVAX Employee Savings-US-FS02-01
SAVED: 0306-0438079
CHARGE CODE 11047265

SUBMITTED BY (LAST NAME)	DRAFT #	DATE IN	DATE NEEDED	TYPED BY (INITS.)	DELIVERY
I. Rodriguez	1	06/12/03	06/16/03	BS	E-Mail
JMM	2			JMM	

PARTNER AUTHORIZATION: Approval by ______ DATE: ______

FOOTED BY: ______ DATE: ______

PROOFED BY: ______ DATE: ______

INT. COPIES: 5 EXT. COPIES: ______ MIA LH

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

IVAX Corporation Employee Savings Plan

As of December 31, 2002 and 2001 and for the year ended December 31, 2002
with Report of Independent Certified Public Accountants

IVAX Corporation
Employee Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001 and for the year ended December 31, 2002

Contents

Report of Independent Certified Public Accountants

To The Plan Administrator
IVAX Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the IVAX Corporation Employee Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 20, 2003
Miami, Florida

IVAX Corporation
Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Cash	**$ 7,268**	$ 43,424
Accrued income and other	**2,345**	49,376
Investments	**24,407,227**	25,793,740
Contributions receivable:		
Participant contributions	**85,974**	–
Employer contributions	**37,550**	1,111,155
Net assets available for benefits	**$24,540,364**	$26,997,695

See accompanying notes.

IVAX Corporation
Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year ended December 31, 2002

Additions	
Contributions:	
Participant	$3,278,479
Employer	1,298,612
Investment income:	
Interest	55,390
Dividends	414,700
Rollover	303,094
Total additions	5,350,275
Deductions	
Distributions to participants	1,457,852
Net depreciation in fair value of investments	6,295,104
Administrative expenses	54,650
Total deductions	7,807,606
Net decrease	(2,457,331)
Net assets available for benefits	
Beginning of year	26,997,695
End of year	$24,540,364

See accompanying notes.

IVAX Corporation
Employee Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description

General

Effective January 1, 1987, the IVAX Corporation Employee Savings Plan (the Plan) was established as a defined contribution 401(k) plan to cover eligible employees of IVAX Corporation and its subsidiaries (the Employer). The Employer serves as the Plan Administrator. Effective January 1, 1995, the Plan was amended and restated and Merrill Lynch Trust Company (Merrill Lynch) was appointed trustee and custodian of the Plan trust fund.

The following description provides only general information of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Eligibility

Effective October 1, 2000, every employee who has completed one month of service for participation, as defined, may participate in the Plan on the first day of the month after such completion, provided that the individual is an employee on such date. Effective January 1, 2001, an individual shall not be able to participate during any time period for which the individual is (i) a leased employee, (ii) included in a unit of employees covered by certain collective bargaining agreements or (iii) a nonresident alien who receives no earned income from the Employer which constitutes income from sources within the United States or (iv) a temporary employee. Prior to October 1, 2000, employees were required to complete three months of service for participation.

Contributions

Participants may contribute a portion of their salary or wages through payroll deduction contributions. The Plan generally permits each participant to elect to defer up to 50% of his or her compensation. Each participant's contribution was limited by the Internal Revenue Service (IRS) to a maximum of $11,000 (except for individuals that are 50 years and older in 2002 were limited to $12,000) in 2002 and $10,500 in 2001. Participant contributions to the Plan are submitted to Merrill Lynch, which invests the contributions and investment earnings as directed by the participants. All expenses incurred pursuant to a participant's directed investments, including brokerage fees and other incidental expenses are paid solely with the funds from the individual account of the participant.

1. Description (continued)

Employer matching contributions are discretionary. The Employer may, at its discretion, contribute on behalf of each participant an amount in cash equal to a discretionary percentage of a participant's compensation contributed as an elective deferral contribution. Matching contributions shall be invested in accordance with the employee's investment election on file at the time of the matching contribution.

In 2002, matching contributions were allocated with each bi-weekly payroll. In 2001, matching contributions were allocated as of the last day of a Plan year to each participant who elected to contribute to his or her deferral account for such year and who is an employee on the last day of such year or who is not employed on the last day of the year but who terminated employment before the last day of the Plan year on account of death, total or permanent disability (as defined in the Plan), or retirement (as defined in the Plan).

With the consent of the Employer, the Plan allows new employees to rollover amounts into the Plan from other qualified plans. The rollover contribution is permitted provided the trust from which the funds are to be transferred permits the transfer to be made.

Participant Accounts

Each participant's account is credited with the participant's contribution and the Company's contribution and an allocation of the Plan's investment results. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description (continued)

Vesting

Participants immediately vest 100% in their voluntary contributions and rollover contributions. Participants vest 100% in their Employer matching contributions after two years of service, as defined in the Plan. However, in the event of termination of a participant's employment due to death or total or permanent disability or upon attainment of the normal retirement age of 65 years, such participant's nonvested Employer matching contributions shall immediately vest 100%.

Forfeitures

The nonvested portion of the Employer matching contribution is forfeited by participants upon the distribution of the entire vested portion of the terminated participant's account. As of the end of each Plan year, any forfeitures during the year shall first be made available to reinstate previously forfeited account balances and the remaining forfeitures, if any, shall be used to reduce the contribution of the Employer for such a Plan year. Participants forfeited approximately $43,000 during the year ended December 31, 2002, which were used to reduce the Employer's contribution.

Distributions to Participants

Participants or their beneficiaries are eligible to receive distributions of their vested account balances upon retirement or other termination of employment. Distributions of benefits while the participant is still employed are permitted for balances rolled over into the Plan, financial hardship, as defined in the Plan, or upon the attainment of age 59-1/2. Participants or their beneficiaries may elect to receive a lump-sum distribution, an installment distribution, an annuity, a rollover or a cash-out, as defined in the Plan. Effective October 1, 2002, the only forms of payment available are a lump-sum distribution, a direct rollover to another retirement plan, to an Individual Retirement Account or a cash-out. In addition, participants may elect to receive the value of the stock of the Employer held in their account under the Plan in cash or in common stock of the Employer.

1. Description (continued)

Loans to Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their account balance. Loans must have a repayment period that does not exceed 60 months or up to 120 months for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 1% greater than the prime lending rate as quoted in *The Wall Street Journal* on the last day of the quarter before the loan is established.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of complete or partial termination of the Plan, affected participants fully vest in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Distributions to participants are recorded when paid. As of December 31, 2002 and 2001, the Plan had distributions payable to participants of $7,157 and $0, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

3. Investments

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The following presents investments that represent five percent or more of the Plan's net assets.

	December 31	
	2002	**2001**
Merrill Lynch Retirement Preservation Trust Fund	**$5,626,128**	$4,614,239
IVAX common stock	**4,916,766**	6,719,957
MFS Capital Opportunities Fund Class A	**3,392,808**	4,669,756
John Hancock Sovereign Fund	**2,540,267**	1,690,418
AIM Blue Chip Fund Class A	**1,367,311**	1,310,153
Dreyfus Premier Balanced Fund	**1,321,085**	1,397,772

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by ($6,295,104) as follows:

IVAX common stock	**($3,038,876)**
Fixed income funds	**44,847**
Mutual funds	**(3,301,075)**
	($6,295,104)

4. Transactions with Related Parties

Professional and legal fees related to the Plan are paid for by the Employer. These expenses consisted of approximately $51,738 for the year ended December 31, 2002 of which the Plan reimbursed the Employer approximately $49,289. The Employer performed certain administration and accounting services on behalf of the Plan for which no amounts were charged. The Employer contributions in the amounts of $1,298,612, was funded in bi-weekly installments, with transfers of cash to the Plan.

5. Income Tax Status

Effective January 1, 2002, the Plan was amended and restated by the Employer to incorporate the prior restatement and subsequent amendments, and updates to the Plan for the requirements of the Uruguay Round Agreements Act (General Agreement on Trades and Tariffs), Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, Internal Revenue Service Restructuring and Reform Act of 1998, Community Renewal Tax Relief Act of 2000 and the Economic Growth and Tax Relief and Reconciliation Act of 2001. The Plan received a determination letter from the IRS dated October 17, 2002 stating that the Plan, as amended and restated on January 1, 2002, is qualified under Section 401(k) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2002	**2001**
Net assets available for benefits per the financial statements	**$24,540,364**	$26,997,695
Benefits payable	**(7,157)**	-
Net assets available for benefits per the Form 5500	**$24,533,207**	$26,997,695

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

	Year ended December 31, 2002
Distributions to participants per the financial statements	**1,457,852**
Benefit payments	**7,157**
Distributions to participants per the Form 5500	**$1,465,009**

Supplemental Schedule

IVAX Corporation Employee Savings Plan

EIN: 16-1003559 Plan: 001

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

As of December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Current Value
*	Merrill Lynch	Equity Index Trust Goal Manager Fund	$ 739,598
*	Merrill Lynch	Retirement Preservation Trust Fund	5,626,128
	Lord Abbett Funds	Lord Abbett Mid Cap Value CLP	63,479
	Lord Abbett Funds	Lord Abbett Small Cap Growth Fund	32,021
	Alliance Funds	Alliance Balance Shares	87
	Van Kampen Funds	Van Kampen Growth & Income Fund	166,750
	Franklin Templeton Investments	Templeton World Fund	181,559
	Franklin Templeton Investments	Franklin Small-Mid Cap Growth Fund	1,139,543
	AIM Advisors, Inc.	AIM Global Growth Fund Class A	1,102,747
	AIM Advisors, Inc.	AIM Blue Chip Fund Class A	1,367,311
	Dreyfus Corporation	Dreyfus Premier Balanced Fund	1,321,085
	John Hancock Group	John Hancock Sovereign Fund	2,540,267
	MFS Investment Management	MFS Capital Opportunities Fund Class A	3,392,808
	Davis Selected Advisors, LP	Davis NY Venture FD Class A	990,774
	UBS	UBS Small Cap Growth Fund	25,023
*	IVAX Corporation	IVAX common stock	4,916,766
*	Participants notes receivable	Loans to participants	801,281
			$24,407,227

* Denotes a party-in-interest.

Exhibits

23.1	Consent of Ernst & Young LLP

Exhibit 23.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-24593) pertaining to the Employees' Savings Plan of IVAX Corporation of our report dated June 20, 2003, with respect to the financial statements and schedule of the IVAX Corporation Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Miami, Florida
June 24, 2003